UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iridium Communications, Inc.

File No. 1-33963 - CF#25969
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Iridium Communications, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2010, as amended on January 14, 2011 to re-file Exhibits 10.1, 10.3 and 10.5 with reduced redactions, and as further amended on March 29, 2011 to re-file Exhibits 10.5, 10.8 and 10.9 with reduced redactions.

Based on representations by Iridium Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 9, 2020
Exhibit 10.3	through November 9, 2020
Exhibit 10.4	through November 9, 2020
Exhibit 10.5	through November 9, 2020
Exhibit 10.6	through November 9, 2020
Exhibit 10.7	through November 9, 2020
Exhibit 10.8	through November 9, 2020
Exhibit 10.9	through November 9, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel